Liberman Broadcasting, Inc.

1845 Empire Avenue

Burbank, California 91504

(818) 563-5722

March 12, 2007

VIA EDGAR AND OVERNIGHT COURIER

U.S. Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Attention: Mr. Larry Spirgel, Assistant Director

Re:	Liberman Broadcasting, Inc.

Request to Withdraw Registration Statement on Form S-1

(File No. 333-112773)

Dear Mr. Spirgel:

On behalf of Liberman Broadcasting, Inc. (the “Company”) and pursuant to Rule 477 of the Securities Act of 1933, as amended (the “Securities Act”), the Company hereby respectfully requests the withdrawal of its Registration Statement on Form S-1 (File No. 333-112773), filed on February 12, 2004 and amended on April 7, 2004, May 10, 2004, June 22, 2004, December 17, 2004, April 28, 2006 and July 26, 2006 (collectively, the “Registration Statement”). The Company has determined not to conduct the offering of securities contemplated in the Registration Statement at this time. The Company requests that the Commission consent to this application pursuant to Rule 477(a) under the Securities Act.

The Company confirms that the Registration Statement has not been declared effective, no securities have been or will be issued or sold pursuant to the Registration Statement or the prospectus contained therein, and no preliminary prospectus contained in the Registration Statement has been distributed.

The Company hereby respectfully requests that the Commission issue a written order granting the withdrawal of the Registration Statement. Please fax a copy of the order to the Company’s counsel, David Johnson, Esq. of O’Melveny & Myers LLP, at (310) 246-6779. If you have any questions regarding this application for withdrawal, please contact David Johnson, Esq. of O’Melveny & Myers LLP at 310-246-6816.

[signature page follows]

Sincerely,

LIBERMAN BROADCASTING, INC.

By:	/s/ Lenard D. Liberman
Name:	Lenard D. Liberman
Title:	Executive Vice President, Chief Financial Officer and Secretary